PREDICTIVE ONCOLOGY INC.

November 15, 2019

VIA EDGAR

Paul Fischer, Esq.

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Predictive Oncology Inc.
Registration Statement on Form S-1
Filed: October 30, 2019
File No.: 333-234366

Dear Mr. Fischer:

Filed herewith is Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed via EDGAR on October 30, 2019 (the “Form S-1”). We are writing to submit the response of Predictive Oncology Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its comment letter, dated November 13, 2019, relating to the Form S-1. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italicized type below and have followed the comments with the Company’s response.

Form S-1 filed October 30, 2019

Additional Risk Factor, page 6

1.	We note the additional risk factor you have provided addressing your Exclusive Forum Provision under Delaware law. To avoid the possibility of any confusion, please revise sentence two of the risk factor to clarify, if true, that your exclusive forum selection provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Response: We have clarified the risk factor accordingly, as shown on page 6 of Amendment No. 1.

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Should you have any additional comments or questions, please contact the undersigned at (651) 389-4806 or Martin Rosenbaum, Esq. of Maslon LLP, counsel to the Company, at (612) 672-8326.

Sincerely,

/s/ Bob Myers

Bob Myers
Chief Financial Officer of Predictive Oncology Inc.

cc:	Carl Schwartz, Chief Executive Officer, Predictive Oncology Inc.
Martin R. Rosenbaum, Esq., Maslon LLP

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